Organic Alliance, Inc.
1250 NE Loop 410, Suite 320
San Antonio, Texas  78209
(210) 826-8900

December 29, 2008

Securities and Exchange Commission
100 F Street NE,  Room 1580
Washington, D.C.  20549

RE:	Organic Alliance, Inc. Form S-1 File Number 333-152980
Attn:	Ramin M. Olson Division of Corporation Finance

Dear Mr. Olson:

            On behalf of Organic Alliance, Inc. (the “Company”), we herewith request acceleration of the effective date of the Company's S-1 Registration Statement to December 31, 2008 at 10:00 AM Eastern Time, or as soon as practicable thereafter.

We acknowledge that:

·        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·        We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas Morrison
Thomas Morrison
Chief Executive Officer